EXHIBIT (m)(6)(b)

Schedule A

EATON VANCE GROWTH TRUST
CLASS C DISTRIBUTION PLAN
September 30, 2011

	Adoption	Distribution
Fund	Date	Fee

Eaton Vance Atlanta Capital Focused Growth Fund	May 2, 2011	0.75%
Eaton Vance Focused Growth Opportunities Fund	March 7, 2011	0.75%
Eaton Vance Focused Value Opportunities Fund	March 7, 2011	0.75%
Eaton Vance Richard Bernstein All Asset Strategy Fund	September 30, 2011	0.75%
Eaton Vance Richard Bernstein Equity Strategy Fund	August 9, 2010	0.75%